EXHIBIT 23.1
January 24, 2007
Board of Directors
Across America Real Estate Exchange, Inc.
700 Seventeenth Street, Suite 1200
Denver, CO 80202
With regard to the Registration Statement on Form SB-2, we consent to the incorporation of our report dated January 10, 2007 relating to the balance sheet of Across America Real Estate Exchange, Inc. as of December 31, 2006, and the related statements of operations, changes in shareholders’ equity and cash flows for the year ended December 31, 2006, from December 1, 2005 (inception) through December 31, 2005 and from December 1, 2005 (inception) through December 31, 2006.
We also consent to the use of our name in the section of the filing entitled “Experts”.
/s/ Cordovano and Honeck LLP
Cordovano and Honeck LLP
Certified Public Accountants
Englewood, Colorado